                          Filed by Parker-Hannifin Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Parker-Hannifin Corporation Commission File No: 1-4982





SLIDES USED IN CONNECTION WITH INVESTOR AND SHAREHOLDER PRESENTATIONS MADE BY PARKER IN CONNECTION WITH ITS PROPOSED MERGER WITH COMMERCIAL INTERTECH:

         Positioning Parker
                  To Move the World's Industries










         [LOGO] GRESEN       [LOGO] Parker        [LOGO] Commercial
                                                         Intertech

         Today's Agenda:

         *        The Parker Path to Profitable Growth            Duane Collins

         *        Parker & the Hydraulics Markets                 Don Washkewicz

         *        Strategic Fit & Win Strategy                    Don Washkewicz

         *        Parker Acquisition Record: Building             Duane Collins
                  Shareholder Value

         *        Consolidation Outlook                           Duane Collins



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

         Today's Agenda

         *        The Parker Path to Profitable Growth

         *        Parker & the Hydraulics Markets

         *        Strategic Fit & Win Strategy

         *        Parker Acquisition Record: Building
                  Shareholder Value

         *        Consolidation Outlook




                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

PARKER PATH TO PROFITABLE GROWTH

[Graphic with overlapping circles]

                                         [Top Circle]
                                         Acquisitions/JVs


                                         [Middle Circle]
                                         FOCUSED OBJECTIVES
                                         Premier customer service
                                         Financial Performance
                                         Profitable Growth


[Bottom Left Circle]                           [Bottom Right Circle]
     Internal                                          Global
     growth                                            expansion



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

TOTAL PACKAGE IN MOTION & CONTROL

* GREATER INTERNAL & EXTERNAL SYNERGIES
* HIGHER MARGIN

[Graphic with overlapping boxes]
       [upper left box]                              [upper right box]
       Sealing                                       Filtration
       devices                                       media

                         [middle box]
                         Hydraulic
                         Pneumatic
                         Electromechanical


                         [lower middle box]
                         Climate &
                         Industrial Control






                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

DIVERSE MARKETS, BALANCED GROWTH CYCLES

[Graphic with line in center of page and half circle above line on left side and half circle below line on right side]

         [Left Half Circle]

                 Automotive     Electronics

        Air Conditioning          Heavy Duty Trucks

    Semiconductors                  Refrigeration

Telecommunication                     Construction

Automation                              Power Generation


                                    [Right Half Circle]

                                    Machine Tools                  Rail Transit

                                        Aerospace                    Mining

                                     Rubber & Plastics             Oil & Gas

                                         Agriculture            Paper

                                                       Metals


                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

THE PARKER PATH TO PROFITABLE GROWTH

 * Global expansion: developing markets


   -   Follow the customer

   -   Set up entity>hire local nationals        [Graphic with overlapping
                                                 circles]
   -   Establish inventory & trade                     [Top Circle]
                                                   *  New Applications
   -   Progress to assembly
                                                       [Middle Circle]
   -   Launch manufacturing                        LONG-TERM GROWTH

   -   Build with joint ventures & acquisitions  [Lower Left Circle]      [Lower Right
                                                 *Strategic Acquisitions   Circle]
   -   Secure leading market position                                     *Global
                                                                          Expansion



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

THE PARKER PATH TO PROFITABLE GROWTH

*        Acquisitions must fit the model

         -        Our 8 Groups are THE TOTAL PACKAGE
                  for motion-control systems

*        Acquisitions to add immediate value

         -        Strategic fit
         -        Market share
         -        Global extension
         -        Enhanced system capability
         -        Volume & profit growth


                   [Graphic With Overlapping Circles]

                  [Top left circle]                  [Top right circle]
                   Instrumentation                    Climate & Industrial
                                                      Controls

                  [Top left middle circle]           [Top right middle circle]
                   Aerospace                          Automation

                  [Lower left middle circle]         [Lower right middle circle]
                   Hydraulics                         Filtration

                  [Middle circle]
                       INCREMENTAL GROWTH
                       *Tech Transfer   *New Products
                             *Systems

                  [Bottom left circle]               [Bottom right circle]
                       Fluid Connectors               Seals



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

PARKER IS. . .

*        The global leader in motion & control

         -    1,000 + markets            [Graphic depicting Parker's products]
         -    100,000+ products
         -    39,000 employees
         -    7,500+ distributors
         -    400,000+ customers


                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

PARKER IS. . .

*        Decentralized

*        Entrepreneurial

*        Small-town operations

*        Efficient & focused

*        People-oriented

*        Close to the customer

*        Friendly consolidator

                           [Graph showing sales per average employee with graphic of three Parker employees in background]

                           1995             approximately $117
                           1996             approximately $119
                           1997             approximately $125
                           1998             approximately $127
                           1999             approximately $129

                           (dollars in thousands)

                           Parker employees are our greatest strength. In 5 years they've doubled sales and quadrupled earnings.



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

COMMERCIAL INTERTECH IS. . .

*        A profitable industry leader                [Graphic depicting employee
         - $535 million in sales                     working on machinery]

*        Global:
         - 27 facilities in 7 countries
         - Nearly 4,000 employees
         - Domestic/International revenues split 50/50

*        Three core businesses

         - Hydraulics, Astron Building Systems, Metal Forming

*        Major products are #1 or #2 in their markets



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

GRESEN IS . . .                             [Graphic depicting employee working
                                            on machinery]

*        Profitable market leader
         - $128 million in sales

*        Nearly 1,000 employees

*        Facilities in the U.S. & Brazil

*        Major products #1, 2 or 3 in their markets



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

*        Don Washkewicz, President & COO

         - Parker Hydraulics Group Overview

         - The Hydraulics Markets

         - Gresen & TEC Strategic Fit

         - Our Win Strategy



                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

PARKER HYDRAULICS GROUP

*        11 Divisions

*        45 Manufacturing Facilities

         - 14 States in U.S.A.

         - 5 Countries in Europe

         - Canada - Australia - Mexico - Brazil - China

*        45 Sales Offices

*        5300 Employees

*        900 Distributors

*        160 Direct Sales Managers


                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

PARKER HYDRAULICS PRODUCT BREADTH

                  [Graphic depicting Parker's products]


                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

THE HYDRAULICS MARKETS



                                                         Market Segments
                                                         ---------------
*        $15 billion market & growing                    [Pie graph]

*        Consolidation is the industry trend             Aerospace $3 billion

*        Global service                                  Industrial $4 billion

*        + Systems engineering                           Mobile $8 billion

*        + 1-stop shopping
         Competitive Advantage





                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

THE HYDRAULICS MARKETS

The market leader earns better margins

[Bar Graph showing relative size by sales volume for the following companies from highest to lowest, indicating amounts attributable to Aerospace and to Industrial & Mobile]

Parker + Gresen and TEC
Rexroth
Eaton-Vickers
Sauer Danfoss
Kayaba





                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

ACHIEVING A BETTER MARKET MIX

Without Gresen & TEC                                 With Gresen & TEC

[Pie Graph]                                          [Pie Graph]

Mobile 47%                                           Mobile 65%
Industrial 53%                                       Industrial 35%




                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

PARKER MOBILE SALES: PRE-DEALS

*        $1 Billion +

*        $1.5 Billion + w/Gresen & TEC
         -----------------------------

[Pie Graph indicating relative size by sales of each category of products from largest to smallest]

Fluid Connectors
Hydraulics
Filtration
All Other






-Includes on-highway trucks     [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                       Intertech

TEC & GRESEN STRATEGIC FIT

Friendly combination all-around



                 Parker              TEC                      Gresen
                 ------              ---                      ------
Culture:         Engineering         Engineering              Engineering
--------

Structure:       Decentralized       Decentralized            Decentralized
----------

Focus:           Motion-Control      Mobile Hydraulics        Mobile Hydraulics
------           Systems             Systems                  Systems

Strengths:       System solutions    Pumps & Cylinders        Valves
----------

Presence:        Global              U.S., Eur., Lat. Am      U.S. & Lat. Am
---------





                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

GRESEN & TEC STRATEGIC FIT

*        Minimal product overlap
         - Fills product voids

*        Cross-selling opportunities

*        The total package
         - Bigger systems capability
         - One-stop shopping for customers

*        Service: Enhanced global presence

*        Synergies:  Value + Growth





                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

GRESEN HYDRAULIC PRODUCTS

*        Directional control valves

*        Accessory valves

*        Gear pumps & motors

*        Electronic controls


                                            [Graphic depicting bulldozer]

                        [Graphic depicting farming
                        machinery]








                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

TEC HYDRAULIC PRODUCTS

*        Gear pumps

*        Large flow valves

*        Electrohydraulics

*        Telescoping cylinders



                                                    [Graphic depicting truck]


                          [Graphic depicting machinery]







                          [LOGO] GRESEN   [LOGO] Commercial  [LOGO] Parker
                                                 Intertech

                      MINIMAL PRODUCT OVERLAP: FILLS VOIDS


[Graph]

x  Parker products/sales

-   Product void



---------------------------------------------------------------------------------------------------
                                                           OPEN LOOP PUMPS
---------------------------------------------------------------------------------------------------
                                     Truck     Truck    Mobile -    Mobile -   Mobile -    Mobile -
                                     Fixed   Variable    Gear        Vane     Variable    DC Power
                                    Piston    Piston                           Piston       Units
---------------------------------------------------------------------------------------------------
Forestry                                                   x                      -
---------------------------------------------------------------------------------------------------
Reach Stackers                                             x           -          x
                                                                                  -
---------------------------------------------------------------------------------------------------
R.T.F.L./Telehandlers                                      x                      x
                                                                                  x
---------------------------------------------------------------------------------------------------
Excavators                                                 x                      -
---------------------------------------------------------------------------------------------------
Wheel Loaders                                              x           -          -
---------------------------------------------------------------------------------------------------
Body Builders/Truck Hydraulics         x         x         x                      x
---------------------------------------------------------------------------------------------------
Truck Crane                            x         x         x
---------------------------------------------------------------------------------------------------
Waste Handling                         x         x         x           x          x
---------------------------------------------------------------------------------------------------
Aerial Devices                         x         x         x           x          x           -
---------------------------------------------------------------------------------------------------
Lawn & Garden                                              x
---------------------------------------------------------------------------------------------------
Fork Lifts                                                 x                      -           -
                                                           x
---------------------------------------------------------------------------------------------------
Agriculture                                                x                      -
---------------------------------------------------------------------------------------------------

                      MINIMAL PRODUCT OVERLAP: FILLS VOIDS


x  Parker products/sales

-   Product void



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   VALVES
------------------------------------------------------------------------------------------------------------------------------------
                                                 Directional                                                           Directional
                              Auxiliary and  LS greater than 260 -     Directional CF            Directional        CF less than 260
                               Cartridge           320 bar         greater than 260-320 bar  LS less than 260 bar          bar
------------------------------------------------------------------------------------------------------------------------------------
Forestry                           x                 x                        x                        x                    x
------------------------------------------------------------------------------------------------------------------------------------
Reach Stackers                     x                                          x                        x                    x
------------------------------------------------------------------------------------------------------------------------------------
R.T.F.L./Telehandlers              x                                          x                        x                    x
------------------------------------------------------------------------------------------------------------------------------------
Excavators                         x                 x                        x                        x                    x
                                                                              x
------------------------------------------------------------------------------------------------------------------------------------
Wheel Loaders                      x                 x                                                 x                    x
                                                                                                                            -
------------------------------------------------------------------------------------------------------------------------------------
Body Builders/Truck Hydraulics     x                                          x                                             x
------------------------------------------------------------------------------------------------------------------------------------
Truck Crane                        x                 x                        x
------------------------------------------------------------------------------------------------------------------------------------
Waste Handling                     x                 x                        x                        x                    x
------------------------------------------------------------------------------------------------------------------------------------
Aerial Devices                     x                                                                                        x
------------------------------------------------------------------------------------------------------------------------------------
Lawn & Garden                      x                                                                                        x
------------------------------------------------------------------------------------------------------------------------------------
Fork Lifts                         x                                                                                        x
------------------------------------------------------------------------------------------------------------------------------------
Agriculture                        x                                                                   -                    -
------------------------------------------------------------------------------------------------------------------------------------





                                        MINIMAL PRODUCT OVERLAP: FILLS VOIDS


x  Parker products/sales

-   Product void


-----------------------------------------------------------------------------------------------------------------------
                                                                                 MOTORS
                                                   LSHT       Gear       Axial Piston/    Axial Piston/   Radial Piston
                                                                             Fixed          Variable
-----------------------------------------------------------------------------------------------------------------------
Forestry                                            x                          x                x
-----------------------------------------------------------------------------------------------------------------------
Reach Stackers                                      x                                           x
-----------------------------------------------------------------------------------------------------------------------
R.T.F.L./Telehandlers                               x                          x
-----------------------------------------------------------------------------------------------------------------------
Excavators                                          x                          x                x
                                                                                                -
-----------------------------------------------------------------------------------------------------------------------
Wheel Loaders                                                                  x                -
-----------------------------------------------------------------------------------------------------------------------
Body Builders/Truck Hydraulics                      x
-----------------------------------------------------------------------------------------------------------------------
Truck Crane
-----------------------------------------------------------------------------------------------------------------------
Waste Handling                                      x
-----------------------------------------------------------------------------------------------------------------------
Aerial Devices                                      x           x              -                x
-----------------------------------------------------------------------------------------------------------------------
Lawn & Garden                                       x           x
-----------------------------------------------------------------------------------------------------------------------
Fork Lifts
-----------------------------------------------------------------------------------------------------------------------
Agriculture                                         x
-----------------------------------------------------------------------------------------------------------------------


                                          MINIMAL PRODUCT OVERLAP: FILLS VOIDS


x  Parker products/sales

-   Product void


----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                 Steering     Hydro-    Electronics     Remote      Cylinders    Cylinders     Accumulators
                                   Units     statics                   Controls     - Europe       - N.A.
----------------------------------------------------------------------------------------------------------------------------
Forestry                             x          -            x             x            x            x               x
----------------------------------------------------------------------------------------------------------------------------
Reach Stackers                       x                       x             x            x            x               x
----------------------------------------------------------------------------------------------------------------------------
R.T.F.L./Telehandlers                x          -            x             x            x            x               x
----------------------------------------------------------------------------------------------------------------------------
Excavators                           x          -            x             x            -            x               x
----------------------------------------------------------------------------------------------------------------------------
Wheel Loaders                        x          -            x             x            x            x               x
----------------------------------------------------------------------------------------------------------------------------
Body Builders/Truck                                                        x            -            x
Hydraulics
----------------------------------------------------------------------------------------------------------------------------
Truck Crane                                                  x             x            x            x
----------------------------------------------------------------------------------------------------------------------------
Waste Handling                                               x             x            x            x
----------------------------------------------------------------------------------------------------------------------------
Aerial Devices                                               x             x            x            x               x
----------------------------------------------------------------------------------------------------------------------------
Lawn & Garden                        x          -                                       -            x
----------------------------------------------------------------------------------------------------------------------------
Fork Lifts                           x          -            -             x            x            x               x
----------------------------------------------------------------------------------------------------------------------------
Agriculture                          x          -            -                          -            x               x
----------------------------------------------------------------------------------------------------------------------------


CROSS-SELLING OPPORTUNITIES

*        Common Customers

                           [Logo]
                           Grove Manlift

                                    [Logo]
                                    Ditch Witch

                           [Logo]                             [Logo]
                           John Deere                         Caterpillar















                            [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                     Intertech

CROSS-SELLING OPPORTUNITIES

*        Uncommon Customers = Pull-through sales

                           [Logo]                             [Logo]
                           JLG                                Jerr-Dan

                           [Logo]
                           LEACH
                           Company

                                            [Logo]
                                            eXmark








                            [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                     Intertech

CROSS-SELLING OPPORTUNITIES

[Graphics depicting various machinery surround the text]

TARGET MARKETS

1.       Forestry

2.       Body Builders

3.       Lawn & Garden

4.       Aerial Devices

5.       Wheel Loaders

6.       Waste Handling

7.       Truck Crane

8.       Excavators

9.       RTFL/Telehandlers

10.      Reach Stackers

11.      Fork Lifts

12.      Agriculture











                            [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                     Intertech

THE TOTAL PACKAGE

*        Bigger System Solutions

[Graphic depicting truck]                         [Graphics depicting products]

















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

THE TOTAL PACKAGE

*        Total Bill of Materials:

         [Graphic depicting truck]              Parker              $ 7,000
                                                TEC:                  5,000
                                                ------              ---------
                                                Total:              $12,000

















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

THE TOTAL PACKAGE

*        Total Bill of Materials:

         [Graphic depicting truck]           Parker:                 $20,000
                                             TEC & GRESEN:            10,000
                                             ------------            --------
                                             Total:                  $30,000


         [Graphic depicting products]














                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

ONE-STOP SHOPPING FOR CUSTOMERS

[Graph depicting value flow performance of Parker, TEC and Gresen]

















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

ONE-STOP SHOPPING FOR CUSTOMERS

*        Forestry market example:

         [Graph]

         [Graphic of  Feller Buncher]                [Graphic of Forwarder]
                  Feller Buncher                              Forwarder

                    [Grapic of Harvester]                 [Graphic of Skidder]
                             Harvester                           Skidder

         Heavy Duty Mobile       Mid-Duty Mobile            Light Duty Mobile

         Parker                  Parker, TEC & Gresen       TEC & Gresen















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

ENHANCED GLOBAL PRESENCE

*        Delivering premier customer service
         everywhere in the world

         [Graphic: Map of world showing areas where Parker, Commercial Intertech and Gresen service customers]














                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

SYNERGIES = VALUE + GROWTH

*        IMMEDIATE INTEGRATION SYNERGIES

         - Purchasing leverage

         - Combined information systems

         - R&D coordination/rationalization

         - Lower SG&A

         - Reduced corporate & public company expenses
















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

SYNERGIES = VALUE + GROWTH

*        FURTHER INTEGRATION SYNERGIES

         - Low-cost manufacturing

         - Global expansion

         - Product rationalization

         - Expanded distributor network

         - Total system solutions

         - Cross-selling extension















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

SYNERGIES = VALUE + GROWTH

* $15-20 million annual savings with TEC, majority in first full fiscal year (FY2001)

*        TEC expected to be 10-15(cent)accretive in FY '01

*        Gresen expected to be 3-5(cent)accretive in FY '01

*        $120 million TEC tax-loss carry-forwards in future years

* WE ONLY COUNT WHAT WE KNOW: cross-selling, leverage, other gains not included















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

GRESEN & TEC STRATEGIC FIT

*        Customers very favorable

*        Complimentary expansion of all 3 portfolios

*        Great cultural fit

*        Critical mass & unique systems capability to win new business

*        No better strategic fit in this market

*        Real value creation for customers, employees & shareholders

















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

Duane Collins, Chairman & CEO

-        Parker Acquisition Record

-        Ideal Business Mix

-        Financial Capacity














                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

PARKER ACQUISITION RECORD

*        We buy to build:

         - With Gresen & TEC: 6 years, 45 acquisitions, added $1.8 billion in 1st-year sales

         -        These acquisitions ensure double-digit growth

*        We achieve returns: Accretive

*        We're reducing volatility with diversification and balanced mix













                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech


THE IDEAL BUSINESS MIX

[Graphic of box]            [Graphic of box]          [Graphic of half circles]


AEROSPACE                   OEM/CARS                  INDUSTRIAL



20% MIN                     10% MAX                   [left half circle]    [right half circle]
-------                     -------


                                                       NA                        Int'l


                                                       50%                       50%















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

THE IDEAL BUSINESS MIX

[Pie Graph]

         OEM                        MRO

         50%                        50%



















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

WE HAVE FINANCIAL CAPACITY

*  Post-deal credit ratings remain A and A-1

*  Currently > $600 million of unused credit lines

*  Debt-to-total capitalization ratio 31% versus 30-33% goal

*  Cash from operations around 10% of sales


















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

GENERATING CASH ON RECORD PACE

[BAR CHART]

[ Veritcal Axis = Numerals 0 to 600 in Increments of 100] [Horizontal Axis = Numerals 94 - 99 and 2K in Increments of 1]

[94 = $259] [95=$240] [96=$338] [97=$392] [98=$321] [99=$459] [2K=Est. $563]

















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

THE PARKER PATH TO PROFITABLE GROWTH

*  The right combination of businesses

    - Highly focused on motion & control
    - Widely diversified markets
    - One stop for total system solutions

           [Graphic With Overlapping Circles]

           [Top left circle]                      [Top right circle]
              Instrumentation                        Climate & Industrial
                                                     Controls

           [Top left middle circle]               [Top right middle circle]
              Aerospace                                     Automation

           [Lower left middle circle]             [Lower right middle circle]
              Hydraulics                                    Filtration

           [Middle circle]
               INCREMENTAL GROWTH
               *Tech Transfer   *New Products
                       *Systems

           [Bottom left circle]                   [Bottom right circle]
             Fluid Connectors                            Seals













                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

INDUSTRY CONSLIDATION OPPORTUNITIES

*  Industry remains fragmented, with many opportunities

*  Parker intends to be the consolidator of choice

*  We'll continue to create value via focused & profitable acquisitions


















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

A STAKE IN PARKER

"What you own in Parker is a piece of virtually everything that moves"

*Like investing in a well-rounded mutual fund  [PHOTOGRAPH] Parker In Motion...





















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

GETTING WITH THE RIGHT GROUP

*  12-Month P/E Diversified Industrials:  23.8

*  12-Month P/E Heavy Machinery:         15.9


*  Parker listed as DIVERSIFIED INDUSTRIAL by :

         - S&P, Dow Jones, FTSE, NYSE
         - Financial media

















                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

HOW WE MATCH UP

* 3 years

[LINE GRAPH][HORIZONTAL AXIS- MONTHS DEPICTED BY ONE-LETTER
ABBREVIATIONS OVER THREE YEARS BEGINNING WITH MARCH, 1997.  VERTICAL
AXIS - PERCENTAGES FROM -20% THROUGH +80% IN INCREMENTS OF 10.  THREE
LINES RUN ACROSS THE GRAPH, ONE DEPICTS MACHINERY("MAC"), ONE DEPICTS INDUSTRIAL DIVERSIFIED ("IDD") AND ONE DEPICTS PARKER HANNIFIN ("PH"). THE FOLLOWING TABLES SHOW THE APPROXIMATE PLOTS DEPICTED BY THE CHART BY
MONTH]

1997

MONTH                         PH                            MAC                           IDD

M                             3                             4                             2
A                             1                             0                             -2
M                             16                            16                            5
J                             25                            23                            10
J                             45                            35                            21
A                             48                            34                            29
S                             50                            30                            22
O                             70                            35                            25
N                             42                            18                            24
D                             52                            23                            22

1998

MONTH                         PH                            MAC                           IDD
J                             52                            11                            22
F                             54                            22                            27
M                             64                            29                            35
A                             70                            32                            42
M                             51                            29                            43
J                             35                            19                            38
J                             20                            16                            41
A                             11                            -2                            30



MONTH                         PH                            MAC                           IDD
S                             -1                            -16                           12
O                             4                             -17                           8
N                             27                            -8                            30
D                             10                            -17                           37

1999

MONTH                         PH                            MAC                           IDD
J                             15                            -7                            41
F                             22                            -17                           39
M                             25                            -16                           41
A                             30                            -2                            41
M                             68                            15                            62
J                             62                            10                            71
J                             56                            11                            79
A                             57                            9                             72
S                             55                            9                             78
O                             62                            9                             75
N                             53                            8                             55
D                             63                            -1                            42

2000


MONTH                         PH                            MAC                           IDD
J                             78                            10                            47
F                             32                            -21                           34



                             [LOGO]  GRESEN   [LOGO]  Commercial   [LOGO] Parker
                                                      Intertech

THE WALL STREET JOURNAL THRUSDAY, FEBRUARY 24, 2000

[TABLE] Industrial Diversified As of  12/31/99

[NOTE: OVERLAPPING BOX OBSCURES SOME FIGURES FROM TABLE. A NUMBER SIGN (#) IS USED TO INDICATE AN OBSCURED FIGURE.]

COMPANY                1-        SURPLUS/       3-YEAR          SURPLUS/        5-YEAR         SURPLUS/        10-YEAR    SURPLUS/
NAME                   YEA       DEFICIT        AVERAGE         DEFICIT         AVERAG         DEFICIT         AVERAGE    DEFICIT
                       R         RELATIVE        RETURN         RELATIVE        E              RELATIVE        RETURN     RELATIVE
                       RET       TO                             TO              RETURN         TO                         TO
                       URN       INDUSTRY                       INDUSTRY                       INDUSTRY                   INDUSTRY
GENERAL                +53.6     +46.8          +48.4           +36.2           +46.1          +27.1           +28.4        +12.8
ELECTRIC
DOVER                  +25.3     +18.5          +23.0           +10.8           +30.2          +11.2           +19.9        +4.2
DANAHER                -11.1     -17.8          +27.6           +15.4           +30.1          +11.1           +29.1        +13.5
HONEYWELL              +31.8     +25.0          +21.5           +9.3            +29.6          +10.5           +23.6        +8.0
INTERNATIONAL
TEXTRON                +2.6      -4.1           +19.6           +7.3            +27.3          +8.3            +23.1        +7.4
ILLINOIS TOOL          +17.6     +10.8          +20.3           +8.0            +26.5          +7.5            +21.1        +5.5
WORKS
INGERSOLL-             +17.9     +11.1          +24.6           +12.3           +23.2          +4.2            +14.9        -0.8
RAND
PARKER-                +59.2     +52.4          +27.7           +15.5           +22.6          +3.5            +19.2        +3.6
HANNIFIN
MINN. MINING &         +41.1     +34.3          +8.3            -3.9            +16.8          2.2             +13.2        -2.4
M#
ITT INDUSTRIES         -14.5     -21.3          +13.0           +0.7            +16.6          -2.5            +15.1        -0.6
PENTAIR                #1.8      -8.6           +7.8            -1.4            +14.4          -4.6            +17.9        +2.2
STANLEY                #         +5.1           +6.2            -6.1            +13.9          -5.1            +7.6         -8.1
WORKS
PPG                    #         #              +6.2            -6.1            +13.8          -5.2            +15.4        -0.3
INDUSTRIES
CRANE                  #         #              +3.9            -8.4            +13.6          -5.5            +9.8         -6.9
TELEFLEX               30.5      #              #               4.6             +13.5          -5.6            +13.1        -2.5
EATON                  +5.0      #              #               8.6             +10.6          -8.4            +12.9        -2.7
COOPER                 #         #              #               #               #              #               #            #
INDUSTRIES
NATIONAL               #         #              #               #               #              #               #            #
SERVICE INDUS
FMC                    #         #              #               #               #              #               #            #
US INDUSTRIES          #         #              #               #               #              #               #            #
PEER AVERAGE           #         #              #               #               #              #               #            #

[OVERLAPPING BOX]

                              1-YEAR                SURPLUS/            3-YEAR
                              RETURN                INDUSTRY            RETURN
PARKER HANNIFIN               59.2                  52.4                27.7
PARKER RANK                   #1                    #1                  #2

FOR MORE INFORMATION

* Check phstock.com for information and updates

[Graphic depiction of Parker Web Site]

                               * * * * * * * * * *

                                 INVESTOR NOTICE
                                 ---------------

Investors and shareholders are advised to read the proxy statement/prospectus regarding Parker- Hannifin Corporation's proposed merger with Commercial Intertech Corp. referenced in the foregoing information, because it contains important information. This proxy statement/prospectus was filed with the Securities and Exchange Commission by Parker as part of Parker's Registration Statement on Form S-4, which became effective February 28, 2000. Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by Parker at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents also may be obtained by directing such request to Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, OH 44114, Office of Corporate Secretary, tel:
(216) 896-3000.

FORWARD-LOOKING STATEMENTS:

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the merger, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the merger to be consummated; ability to successfully integrate Commercial Intertech's business with Parker's; and factors noted in the Registration Statement on Form S-4 filed by Parker in connection with the proposed merger with Commercial Intertech and in Parker's reports filed with the Securities and Exchange Commission.